Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund
 Affirmative
 Withheld Authority

Re-election of Bradford K. Gallagher Class III to serve until the annual meeting for held during the 2020 fiscal year
	16,655,222
	624,224

Election of William B. Ogden, IV Class III to serve until the annual
 Meeting held during the 2020 fiscal year
	16,638,469
	640,977

Re-election of Craig A. Dawson Class III to serve until the annual meeting held during the 2020 fiscal year
	16,664,290
	615,156

Election of John C. Maney Class I to serve until the annual meeting held during the 2018 fiscal year
	16,664,290
	615,156

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A.
 Jacobson, Hans W.Kertess, and Alan Rappaport continued to serve as Trustees of the Fund.